FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a—16 or 15d—16 of

the Securities Exchange Act of 1934

For the month of February, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F). Form   20-F   ☒   Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).   Yes   ☐   No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         ).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

Date:	February 13, 2004	By:	/s/ P.A. STAFFORD

		Name:	P A Stafford
		Title:	Assistant Group Secretary

The following is the text of an advertisement which is to be published in the press in Malta on 14 February 2004 by HSBC Bank Malta p.l.c., a 70.03 per cent indirectly-held subsidiary of HSBC Holdings plc.

HSBC Bank Malta p.l.c. Preliminary Profit Statement for the year ended 31 December 2003. (Published in terms of Section 6.05.06 (iii) of the Bye-Laws of the Malta Stock Exchange.)

Group	Bank
2003	2002	2003	2002
Lm000	Lm000	Lm000	Lm000
Interest receivable and similar income	69,360	76,105	66,696	71,807
Interest payable	(34,660)	(42,778)	(34,637)	(44,612)

Net interest income	34,700	33,327	32,059	27,195
Other net operating income	18,668	18,282	14,859	14,004

Total operating income	53,368	51,609	46,918	41,199
Operating expenses	(30,290)	(28,588)	(29,524)	(27,265)
Amortisation of goodwill	(291)	(291)	(205)	(205)

Operating profit before impairment releases/(losses) and provisions	22,787	22,730	17,189	13,729
Net impairment releases/(losses)	3,386	(1,515)	2,937	(1,960)
Provisions for liabilities and other charges	(9)	(89)	(9)	(89)

Profit on ordinary activities before tax	26,164	21,126	20,117	11,680
Tax on profit on ordinary activities	(9,383)	(5,762)	(7,352)	(3,944)

Profit for the financial year attributable to shareholders	16,781	15,364	12,765	7,736

Earnings per share	46.0	c	42.1	c	35.0	c	21.2	c

Dividends per share, net of income tax	23.0	c	13.8	c

Exchange rates ruling on 31 December 2003 against the Maltese lira were as follows:	GBP1.6353	EUR2.3162	US$	2.9196

	Group		Bank
Balance sheet extracts as at	31/12/03	31/12/02	31/12/03	31/12/02
(Figures in Lm millions)
Total assets	1,539	1,570	1,491	1,535

Loans and advances to customers	923	891	813	763

Amounts owed to customers	1,267	1,303	1,271	1,299

Shareholders’ funds	131	117	131	117

Review of group performance

HSBC Bank Malta p.l.c. and its subsidiaries recorded a profit before tax of Lm26.2 million for the year ended 31 December 2003. This represents an increase of 23.8 per cent over the Lm21.1 million earned in 2002. Profit after tax of Lm16.8 million for the year ended 31 December 2003 represents an increase of 9.2 per cent over the Lm15.4 million earned in 2002. Earnings per share for the year ended 31 December 2003 increased to 46.0 cents compared to 42.1 cents for 2002.

•	Net interest income of Lm34.7 million at 31 December 2003, up 4.1 per cent over prior year levels, in an environment characterised by low interest rates.

•	Non-interest income grew by 2.1 per cent, contributing Lm18.7 million to total operating income.

•	Operating expenses, up by 5.9 per cent influenced by a Lm1.9 million increase in termination benefits payable under the bank’s voluntary early retirement scheme. The charge for retirement benefits is inclusive of Lm1.3 million representing the net present value of benefits established in prior financial years. These amounts are not considered significant in respect of each respective year and accordingly comparative information has not been restated.

•	Net impairment losses. The reduction in net impairment losses totalled Lm3.4 million. An overall improvement in the credit quality of the lending book reduced non-performing loans from Lm120.3 million to Lm107.8 million. This contributed towards the reversing of Lm4.6 million in specific allowances together with a Lm2.6 million reduction in the level of general allowances held. Investment disposals contributed towards the reversing of a further Lm0.8 million in impairment allowances. New specific allowances of Lm3.3 million were raised and bad debt write-offs of Lm1.3 million were effected.

•	Customer deposits of Lm1.27 billion at 31 December 2003 compared with Lm1.30 billion at 31 December 2002. Collective investment schemes managed by the group and life assurance products grew by Lm82 million during the year.

•	Loans and advances to customers of Lm923 million at 31 December 2003—up by Lm32 million or 3.6 per cent over 31 December 2002.

•	Total assets of Lm1.54 billion at 31 December 2003 compared with Lm1.57 billion at 31 December 2002.

Chris Hothersall, Chief Executive Officer of HSBC Bank Malta p.l.c., said: “2003 was another challenging year for the bank operating within a local economy gearing itself for EU membership. Despite this, the bank’s financial results display good progress. Capital and liquidity positions remain strong. The credit quality of our loan portfolio remains sound.

“All our banking services continue to show good growth as we diversify into new channels of distribution with the launch of our Personal Internet Banking service and call centre initiatives. Demand for our wealth management investment products has been strong and we have successfully expanded the product range.

“The Board has recommended a final gross dividend of 24.6 cents per share. The total gross dividend for 2003 will amount to 35.4 cents per share, including the interim gross dividend of 10.8 cents per share paid in August 2003 and represents an increase of 14.2 cents over the previous year’s level. The net dividend is covered 2.0 times by attributable profit (2002: 3.1 times).

“In 2003, the bank was named ‘Best Bank’ in Malta by The Banker magazine. We would like to thank our customers and shareholders for their support during the year as well as our staff for their continued commitment to customer service, which is reflected in these results.”

The dividend, if approved at the next Annual General Meeting, will be paid to shareholders who are on the Register of Members of the company on 18 February 2004.